May 16, 2023

VIA EDGAR

Cara Wirth, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: EPWK Holdings Ltd.

Registration Statement on Form F-1

Filed February 9, 2023

Filed No. 333-269657

Dear Ms. Wirth

EPWK Holdings Ltd. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 1, 2023, relating to the above referenced Registration Statement on Form F-1 (“Registration Statement”). The Company is concurrently submitting the Amendment No.1 to Registration Statement on Form F-1 (“the “Amendment No.1”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment No.1. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Registration Statement.

Form F-1 Filed February 9, 2023

Capitalization, page 70

1.	Please explain to us and disclose what the new column "As Adjusted for the Subsequent Issuance of New Shares" represents. Explain to us why the dollar amount of ordinary shares in this new column changed from the actual amount. Further, explain to us and disclose how this new column is to differ from the "Pro Forma As Further Adjusted" and what the "further" adjustments in this column are.

Response: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the new column "As Adjusted for the Subsequent Issuance of New Shares" represents the case that the Company issued 12,771,628 new shares (of which 3,555,948 shares are Class B ordinary shares while the rest 9,215,680 shares are Class A ordinary shares) to the existing shareholders after the balance sheet date but before the public offering. The Company has received the subscription prices with par value of $0.0001, which increases the dollar amount of ordinary shares by $1,277 to $1916. The column "Pro Forma As Further Adjusted" represents the scenario that the Company’s public offering takes place. The “further” adjustment will be taken in account the estimated proceeds from IPO. Since the Company has not yet determined the price and number of the share to be issued, this column is left blank.

2.	As requested in comment 24 of our September 9, 2022 comment letter, please revise this section to reflect your Class B Ordinary Shares.

Response: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that this section has been revised to reflect Class B Ordinary Shares.

Taxation, page 163

3.	You state that this section is the opinion of Messina Madrid Law PA with respect to United States tax law, however the exhibit index does not contain a tax opinion from Messina Madrid Law PA; please advise and revise. Please revise this section to state that the disclosure with respect to Cayman Islands tax law is the opinion of Ogier.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the Taxation section has been revised accordingly.

Index to Financial Statements, page F-1

4.	Please explain to us and disclose as appropriate the reason for changes in the reported dollar amounts for ordinary shares and additional paid capital on the balance sheets and the statements of changes in shareholders' equity from your last filing on December 9, 2022.

Response: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Company had mistakenly calculated the dollar amounts for ordinary share, multiplying par value $0.001, which should have been $0.0001, by the outstanding share number 6,385,814. Thus, the dollar amount for ordinary share should have been $639 rather than $6,386 while the APIC should have been $11,148,843 instead of $11,143,096. This had resulted in a $5,748 discrepancy in the dollar amount for both ordinary shares and APIC without affecting the sum of them. The error was immaterial, so the Company straightforwardly corrected it by adjusting the balance sheet and the statements of changes in shareholders’ equity in the first public filing.

General

5.	Please file a consent for each director nominee. Refer to Securities Act Rule 438.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that each director nominee has filed a consent with the Commission.

6.	We note that you filed Exhibits 10.6-10.12 in response to comments 10 and 37 of our September 9, 2022 comment letter. Please also briefly describe the material terms and conditions of these agreements.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the material terms of Exhibits 10.6-10.12 have been included in the Amendment No.1.

7.	We note Section 33 of the Amended and Restated Memorandum and Articles of Association. Please revise your registration statement to clearly and prominently describe the provision, including the relevant forum for litigation and any subject matter jurisdiction carve out, as well as describe any risks or other impacts on investors, including increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. In addition, address any uncertainty about the enforceability of this provision; in this regard we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company is in the process of removing Section 33 from its Amended and Restated Memorandum and Articles of Association following relevant Cayman Islands procedure, and the removal of Section 33 will be reflected in the Second Amended and Restated Memorandum and Articles of Association to be filed with the Commission.

8.	Please revise the filing fees table to include the warrants to be issued in this offering, and supplementally confirm that the shares constituting the over-allotment option have been included in the filing fees table.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the filling fee table has been updated.

9.	Please revise Section 6 of Exhibit 5.1 to refer to all of the sections of the registration statement in which counsel is named.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that Exhibit 5.1 has been revised accordingly.

10.	Please revise Exhibit 8.1 to clarify that the assumption in Section A(2)(7) does not apply to the PRC or PRC Entities. Revise Section D(7) as it appears to conflict with Section A(1).

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that Exhibit 8.1 does not have Sections A1, A(2)(7) or (D)(7). We are of the view that this comment applies to Exhibit 8.2, which has been revised by the Company’s PRC legal counsel, Dentons Law Offices, LLP (Fuzhou) and filed with the Commission.

11.	Please file an opinion on the legality of the warrants being offered. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the requested opinion has been included in Exhibit 5.1.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Guohua Huang
Guohua Huang
Chief Executive Officer

cc:	Fang Liu, Esq., VCL Law LLP